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                            September 15, 2020

       Sal Gilbertie
       Chief Executive Officer
       Teucrium Commodity Trust
       c/o Teucrium Trading, LLC
       Three Main Street
       Suite 215
       Burlington, VT 05401

                                                        Re: Teucrium Commodity
Trust
                                                            Registration
Statement on Form S-1
                                                            Filed September 2,
2020
                                                            File No. 333-248545

       Dear Mr. Gilbertie:

               We have limited our review of your registration statement to those issues we have addressed in our comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form S-1 filed on September 2, 2020

       Operation of the Fund, page 1

   1. We note your disclosure that the investment objective of the Fund "may be changed at any time at the sole
discretion of the Sponsor." Please revise your disclosure to provide more detail and describe:
                                                            any current plans
to change the Fund's investment objective;
                                                            whether any such
change would fall outside of compliance with the Fund's listing standard;
                                                            the provision(s) of
your governing document(s) that describe this authority;
                                                            the reason(s) and
circumstances(s) pursuant to which the Sponsor would exercise this authority;
                                                            how shareholders
would be notified of any changes to the investment objective;
                                                            the notice period
shareholders would receive before the investment objective is
 Sal Gilbertie
Teucrium Commodity Trust
September 15, 2020
Page 2
              changed;
                whether investors will have the ability to modify their holdings as a result of such a change; and
                any other relevant information regarding this authority.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Eric Envall at (202) 551-3234 or Sandra Hunter Berkheimer at (202) 551-
3758 with any questions.



FirstName LastNameSal Gilbertie                                 Sincerely,
Comapany NameTeucrium Commodity Trust
                                                                Division of
Corporation Finance
September 15, 2020 Page 2                                       Office of
Finance
FirstName LastName